                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G
                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            The Bon-Ton Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09776J 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 09776J 10 1                                          Page 2 of 6 Pages

1.    NAME OF REPORTING PERSONS: Nancy T. Grumbacher
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a) [ ]
                                                             (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------

4.    CITIZENSHIP or PLACE OF ORGANIZATION              United States of America
--------------------------------------------------------------------------------
  NUMBER OF   5.  SOLE VOTING POWER                                           0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  6.  SHARED VOTING POWER                                   177,733
 OWNED BY     ------------------------------------------------------------------
   EACH       7.  SOLE DISPOSITIVE POWER                                      0
 REPORTING    ------------------------------------------------------------------
PERSON WITH   8.  SHARED DISPOSITIVE POWER                              177,733
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      177,733
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES:                                                        [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     1.4%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON                                                IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 09776J 10 1                                          Page 3 of 6 Pages

ITEM 1(a).  NAME OF ISSUER:

                The Bon-Ton Stores, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                2801 E. Market Street
                York, PA  17402

ITEM 2(a).  NAME OF PERSON FILING:

                Nancy T. Grumbacher

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                460 Country Club Road
                York, PA 17403

ITEM 2(c).  CITIZENSHIP:

                United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                Common Stock

ITEM 2(e).  CUSIP NUMBER:

                09776J 10 1

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act;

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                    Exchange Act;

            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Exchange Act;

                                  SCHEDULE 13G

CUSIP No. 09776J 10 1                                          Page 4 of 6 Pages

            (e) [ ] Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

            (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
                    Rule 13d-1(b)(1)(ii)(F);

            (g) [ ] Parent Holding Company or Control Person in accordance with
                    Rule 13d-1(b)(1)(ii)(G);

            (h) [ ] Saving Association as defined in Section 3(b) of The Federal
                    Deposit Insurance Act;

            (i) [ ] Church Plan that is excluded from the definition of an
                    Investment Company under Section 3(c)(14) of the Investment Company Act;

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

            (a)   Amount beneficially owned: 177,733

            (b)   Percent of Class: 1.4%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote: 177,733

                  (iii) Sole power to dispose or direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        177,733

      As of December 31, 2004, Nancy T. Grumbacher beneficially owns 177,733 shares of the Issuer's Common Stock, $.01 par value ("Common Stock"), representing 1.4% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended. Specifically, Ms. Grumbacher beneficially owns 8,480 shares of the Issuer's Common Stock in her capacity as co-trustee of a trust created for the benefit of one of Ms. Grumbacher's grandchildren under Indentures of Trust of M. Thomas Grumbacher dated December 30, 1999 (the "1999 Trust") and 3,480 shares of the Issuer's Common Stock in her capacity as co-trustee of a trusts created for the benefit of another one of Ms. Grumbacher's grandchildren under Indentures of Trust of M. Thomas Grumbacher dated December 22, 2003 (the "2003 Trust"), respectively.

                                  SCHEDULE 13G

CUSIP No. 09776J 10 1                                          Page 5 of 6 Pages

      Ms. Grumbacher also beneficially owns 165,773 shares of Common Stock in her capacity as a director of a charitable foundation (the "Foundation") which owns 165,773 shares of Common Stock.

      Ms. Grumbacher disclaims beneficial ownership of all shares of Common Stock and Class A Common Stock listed above.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      The 1999 Trust and the 2003 Trust each have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such trust. Ms. Grumbacher is co-trustee of the 1999 Trust and the 2003 Trust and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by such trust with co-trustees David R. Glyn, Thomas
W. Wolf and Beth G. Elser.

      The Foundation has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation. Ms. Grumbacher is one of four directors of the Foundation and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation with the other directors of the Foundation, M. Thomas Grumbacher, Thomas W. Wolf and Henry F. Miller.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

                                  SCHEDULE 13G

CUSIP No. 09776J 10 1                                          Page 6 of 6 Pages

ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 14, 2004
                                              -------------------------------
                                                          (Date)

                                                     /s/ David R. Glyn
                                              -------------------------------
                                                        (Signature)

                                              David R. Glyn, Attorney-in-fact
                                                  for Nancy T. Grumbacher
                                              -------------------------------
                                                       (Name/Title)